United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-32866
Florida East Coast Industries, Inc.
Salary Deferral Plan
(Full title of the plan)

Florida East Coast Industries, Inc.
(Name of issuer of securities)
10151 Deerwood Park Blvd., Building 100
Jacksonville, Florida 32256
(Address of issuer’s principal executive offices)

Florida East Coast Industries, Inc. Salary Deferral Plan

Page
Number
Report of Independent Registered Public Accounting Firm	2

Financial Statements as of December 31, 2006 and 2005 and For the Years Ended December 31, 2006 and 2005

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 - 12

Supplemental Schedule as of December 31, 2006

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	13

Exhibit 23

Consent of Independent Registered Public Accounting Firm — KPMG LLP
Exhibit 23

KPMG LLP
Suite 1100, Independent Square	Telephone	904 354 5671
One Independent Drive	Fax	904 350 1260
Jacksonville, FL 32201-0190	Internet	www.us.kpmg.com
Report of Independent Registered Public Accounting Firm
To the Trustees of the Florida East Coast Industries, Inc. Salary Deferral Plan:
We have audited the accompanying statements of net assets available for benefits of the Florida East Coast Industries, Inc. Salary Deferral Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Jacksonville, Florida
June 27, 2007
Certified Public Accountants
KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

Florida East Coast Industries, Inc.
Salary Deferral Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Cash	$—	$12,792
Due from brokers	54,854	—
Accounts receivable — contributions	—	72,995
Accounts receivable — interest	—	2,058
Investments at fair value (Note 3):
Florida East Coast Industries, Inc. common stock fund	5,986,276	4,686,490
Investments in mutual funds	24,463,026	11,614,811
Investments in common/collective trust funds	12,318,694	9,539,800
Loans to participants	1,024,500	750,760

Total investments, at fair value	43,792,496	26,591,861

Total assets	43,847,350	26,679,706

Liabilities:
Operating payable	17,796	—
Due to brokers	37,058	12,792

Total liabilities	54,854	12,792

Net assets available for benefits, at fair value	43,792,496	26,666,914
Adjustment from fair value to contract value for fully benefit-responsive investment contacts (Note 1)	87,448	76,620

Net assets available for benefits	$43,879,944	$26,743,534

See accompanying notes to financial statements.

Florida East Coast Industries, Inc.
Salary Deferral Plan
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Investment income:
Net appreciation in fair value of investments (Note 3)	$4,268,092	$518,020
Dividend income	1,496,496	628,156
Interest	60,975	40,361

Net investment income	5,825,563	1,186,537

Contributions:
Participants	2,036,084	1,986,675
Employer	676,719	543,291

Total contributions	2,712,803	2,529,966

Total additions	8,538,366	3,716,503

Deductions:
Benefits paid to participants	1,946,605	2,350,305
Administrative expenses	128,543	89,982

Total deductions	2,075,148	2,440,287

Transfer from merged plan	10,507,435	—
Net transfers from (to) related plan (Note 4)	165,757	(30,663)

Increase in net assets available for benefits	17,136,410	1,245,553
Net assets available for benefits:
Beginning of year	26,743,534	25,497,981

End of year	$43,879,944	$26,743,534

See accompanying notes to financial statements.

FLORIDA EAST COAST INDUSTRIES, INC.
SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)   Description of Plan
The following description of the Florida East Coast Industries, Inc. Salary Deferral Plan (the Salary Plan) provides only general information. Participants should refer to the Salary Plan agreement for a more complete description of the Salary Plan’s provisions.
(a)	General

The Salary Plan is a 401(k) defined contribution retirement plan covering all salaried employees of the Florida East Coast Industries, Inc. (Company) who have ninety days of continuous service and are age twenty-one or older, excluding any person represented by any organization recognized by the Company for purposes of collective bargaining, nonresident aliens, leased employees, hourly employees except those hourly employees exempt from collective bargaining agreements. The Salary Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Following the Company’s acquisition on April 27, 2006 of the Codina Group, Inc. and related property interests (Codina), the assets of the Codina Group, Inc. Savings and Protection Plan (the Codina Plan) were merged into the Salary Plan on August 1, 2006. As a result of this merger, net assets of $10.5 million were transferred from the Codina Plan to the Salary Plan.

(b)	Plan Administration

The Salary Plan is administered by the Company; however, recordkeeping and trustee services are provided by Wachovia Bank, National Association (Trustee).

(c)	Contributions

Each year, participants may contribute up to 25% of pretax annual compensation and an additional 10% of annual compensation through after tax contributions, as defined in the Salary Plan, by means of payroll deductions. The first 10% of participant contributions are matched by the Company in an amount equal to 100% of the first $1,200. Contributions over $1,200 are matched 25% up to a maximum of 10%.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and net investment income. Allocations are based on participant earnings or account balances, as defined in the Salary Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are always 100% vested (which means that they are entitled to all of the amounts) in their account attributable to salary deferrals, as well as in the following contributions: (i) voluntary after-tax contributions; (ii) rollover contributions; (iii) profit sharing contributions; (iv) matching contributions; and (v) Qualified Non-Elective Contributions (QNEC).

FLORIDA EAST COAST INDUSTRIES, INC.
SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their account balance, whichever is less. A participant may only have one loan outstanding at any one time. The participant must sign a promissory note along with a loan pledge. The participant’s vested account balance is used for security. Participants are charged a reasonable rate of interest commensurate with interest rates charged for similar types of loans by other lenders. Principal and interest is paid ratably through monthly payroll deductions.

(g)	Payment of Benefits

If a participant’s vested benefit in the Plan does not exceed $5,000, the benefit may only be distributed in a single lump-sum payment. If a participant’s vested benefit in the Plan exceeds $1,000, the participant must consent to the distribution before it is made. If the participant’s vested benefit exceeds $5,000, the participant may elect to receive a distribution as a single lump-sum payment in cash or monthly, quarterly or annual installments over a period of not more than the participant’s assumed life expectancy (or the participant’s and participant’s beneficiary’s assumed life expectancies).

(h)	Plan Expenses

The Salary Plan absorbs all expenses for administration and recordkeeping of the Salary Plan and these expenses have been reflected in the accompanying financial statements as administrative expenses.

(i)	Plan Transfers

Certain participants may become ineligible to participate in the Salary Plan but eligible to participate in the Florida East Coast Industries, Inc. Hourly Deferral Plan (Hourly Plan), also sponsored by the Company. Reasons for this to occur include, but are not limited to, the Company changing the classification of a position held by a salaried employee to an hourly position. Likewise, certain participants of the Hourly Plan may become ineligible to participate in the Hourly Plan but eligible to participate in the Salary Plan. Reasons for this to occur include, but are not limited to, an hourly employee who becomes a salaried employee. In accordance with these plans, these participants may request their account balances in the respective plans be transferred to the plan in which they are then eligible to participate.

(j)	New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV—1 and Statement of Position No. 94—4—1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

FLORIDA EAST COAST INDUSTRIES, INC.
SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The FSP was applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005.
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements.” SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.
(2)    Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accrual basis of accounting has been utilized in preparing the accompanying financial statements.

(b)	Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates and assumptions.

(c)	Valuation of Investments and Income Recognition

The Salary Plan’s investments in common/collective trust (CCT) funds are stated at net asset value, which approximates fair value of the underlying investments, and participant loans are stated at their outstanding balances, which approximate fair value. Certain of the CCT’s are effectively investments in fully benefit-responsive investment contracts also presented at fair value, but adjusted to contract value, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. All other investments are stated at fair value, which represents quoted market value as of the last business day of Salary Plan year.

The Florida East Coast Industries, Inc. (FECI) Common Stock Fund invests in the common stock of FECI and approximately 5% in the Wachovia Bank Diversified Stable Value Fund. The value of the FECI Common Stock Fund is calculated based on a unitized per share value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date with the exception of dividends on mutual funds, which are included within net appreciation in fair value of investments.

FLORIDA EAST COAST INDUSTRIES, INC.
SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(3)   Investments
All of the Salary Plan’s assets and investments are participant directed.
Participants may direct the Trustee as to the investment of their personal contributions and the Company’s matching contributions in permissible investment vehicles. These permissible investment options include:
1)	Common stock fund consisting of Florida East Coast Industries, Inc. common stock and Wachovia Bank Diversified Stable Value Fund (shown in equivalent units and not actual shares of common stock)

2)	Davis NY Venture Fund

3)	Dreyfus Small Cap Stock Index Fund

4)	Neuberger & Berman Equity Assets

5)	Fidelity Puritan Trust

6)	Fidelity Advisor MidCap Fund

7)	Janus Mid Cap Value Fund

8)	UBS US Small Cap Growth Fund

9)	T Rowe Price Real Estate Fund

10)	Common/collective Trust Funds for which Wachovia Bank, National Association, serves as an investment advisor
•	Diversified Bond Group Trust II

•	Enhanced Stock Market II
11)	Common/collective Trust Fund
•	Morley Stable Value Fund
12)	T Rowe Price Equity Income Advisor

13)	Vanguard Morgan Growth Fund

14)	American Euro Pacific Growth Fund

15)	Oppenheimer Developing Markets Fund

16)	Royce Micro-Cap Fund

FLORIDA EAST COAST INDUSTRIES, INC.
SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The following presents investments that represent 5% or more of the Salary Plans’ net assets:

	2006	2005
Florida East Coast Industries, Inc. common stock fund (188,290 and 204,151 units, respectively)	$5,986,276	$4,686,490
Fidelity Puritan Trust (322,330 and 240,316 shares, respectively)	6,436,933	4,501,116
Fidelity Advisor MidCap Fund (76,172 and 60,853 shares, respectively)	1,879,169	1,462,891
Morley Stable Value Fund (225,443 and 208,080 shares, respectively)	4,527,962	4,025,423
Wachovia Bank Collective Trust Fund Enhanced Stock Market II (58,899 and 51,686 shares, respectively)	5,849,695	4,388,448
Janus Mid Cap Value Fund (95,178 and 58,044 shares, respectively)	2,266,189	1,295,537
Vanguard Morgan Growth Fund (128,223 shares)	2,434,957	—
American Euro Pacific Growth Fund (54,275 shares)	2,491,215	—
During 2006 and 2005, the Salary Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Florida East Coast Industries, Inc. common stock fund	$1,663,578	$(196,945)
Mutual funds	1,511,475	247,818
Common/collective trust funds	1,093,039	467,147

	$4,268,092	$518,020

During 2006 and 2005, the Salary Plan received dividends from its Florida East Coast Industries common stock holdings of $24,171 and $25,930, respectively.
(4)   Related Party Transactions
Certain Salary Plan investments are managed by the Trustee and its affiliates and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Salary Plan for the investment management services amounted to $73,580 and $67,113 for the years ended December 31, 2006 and 2005, respectively, and are included in administrative expenses in the accompanying statement of changes in net assets available for benefits.

FLORIDA EAST COAST INDUSTRIES, INC.
SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The following presents net transfers of investments (to) from a related plan:

	2006	2005
Transfers to the Hourly Plan	$(40,997)	$(144,795)
Transfers from the Hourly Plan	206,754	114,132

Net transfers from (to) related plan	$165,757	$(30,663)

The Salary Plan has investments in the Company’s common stock and has received dividends thereon as described in note 3.
(5)    Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Salary Plan to discontinue its contributions at any time and to terminate the Salary Plan subject to the provisions of ERISA. In the event of plan termination, the Company may direct benefits to be distributed in a manner permitted by the Plan (see 1. Description of Plan (g) Payment of Benefits) as soon as practicable or the trust created by the Plan to be continued and benefits be distributed as if the Salary Plan had not been terminated.
(6)   Tax Status
The Company adopted the Wachovia Bank, National Association (Wachovia) Defined Contribution Master Plan and Trust Agreement (Prototype Plan) through a non-standardized adoption agreement. The Internal Revenue Service has determined and informed Wachovia by a letter dated August 30, 2001, that the Prototype Plan and related trust are designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). Although the Salary Plan itself has not received a determination letter and has been amended since August 30, 2001, the Salary Plan administrator believes that the Salary Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Salary Plan document.
(7)    Risks and Uncertainties
The Salary Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the financial statements and supplemental schedule.

FLORIDA EAST COAST INDUSTRIES, INC.
SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(8)    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of contributions per the Form 5500 to the financial statements for the years ended December 31, 2006 and 2005:

	2006	2005
Total contributions per Form 5500	$2,785,798	$2,456,971
Contributions receivable at December 31, 2005	(72,995)	72,995

Total contributions per the financial statements	$2,712,803	$2,529,966

The following is a reconciliation of interest per the Form 5500 to the financial statements for the years ended December 31, 2006 and 2005:

	2006	2005
Interest per Form 5500	$63,033	$38,303
Less:
Interest receivable at December 31, 2005	(2,058)	2,058

Interest per the financial statements	$60,975	$40,361

(9)   Subsequent Event
On May 8, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with certain private equity funds managed by affiliates of Fortress Investment Group LLC (“Fortress”), pursuant to which a subsidiary of an affiliate of Fortress will be merged with and into the Company, with the Company continuing as the surviving entity (the “Merger”).
Under the terms of the Merger Agreement, each share of the Company’s common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $62.50 in cash. In addition, prior to the effective time of the Merger, the Company will declare and pay a special cash dividend of $21.50 per share. The Company will fund the special dividend through new borrowings.
At the effective time of the Merger, each outstanding option to purchase common stock will be cancelled and the holders will receive $84 in cash, minus the exercise price required to be paid to acquire the underlying share of common stock. Holders of unvested restricted stock will receive the special dividend when paid, however the merger consideration will be held in escrow to be paid in accordance with the applicable vesting schedule.
The closing of the Merger is subject to customary closing conditions, including but not limited to, the approval of the Merger by a majority of the holders of the Company’s common stock and regulatory approvals. The Merger and the Merger Agreement have been approved by the Company’s Board of

FLORIDA EAST COAST INDUSTRIES, INC.
SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Directors, which has also recommended that the holders of common stock approve both the Merger Agreement and the Merger.
The Merger Agreement may be terminated under certain circumstances and further provides that, upon termination of the Merger Agreement in connection with a superior proposal, the Company will be required to pay a $100 million termination fee. If the Merger Agreement is terminated by the Company due to certain failures on the part of Fortress, Fortress is required to pay the Company a $150 million termination fee.
Pending the completion of the Merger, the Company has agreed to carry on its business in the usual, regular and ordinary course, consistent with past practice, subject to certain exceptions in the Merger Agreement.
The effect of the merger on the Plan is not reflected in the accompanying financial statements of the Plan.

FLORIDA EAST COAST INDUSTRIES, INC.
SALARY DEFERRAL PLAN
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2006

			Current
Description	Type	Units	Value (2)
FECI Common Stock Fund (1)
FECI Common Stock			$5,480,867
Wachovia Bank Diversified Stable Value Fund			505,409

FECI Common Stock Fund	Common Stock	188,290	5,986,276
Davis NY Venture Fund	Mutual Fund	41,744	1,607,972
Dreyfus Small Cap Stock Index Fund	Mutual Fund	35,209	828,462
Fidelity Advisor MidCap Fund	Mutual Fund	76,172	1,879,169
Janus Mid Cap Value Fund	Mutual Fund	95,178	2,266,189
Neuberger & Berman Equity Assets	Mutual Fund	50,454	1,411,697
Fidelity Puritan Trust	Mutual Fund	322,330	6,436,933
UBS US Small Cap Growth Fund	Mutual Fund	17,552	255,558
T Rowe Price Real Estate Fund	Mutual Fund	73,447	1,860,412
T Rowe Price Equity Income Fund	Mutual Fund	39,662	1,170,043
Vanguard Morgan Growth Fund	Mutual Fund	128,223	2,434,957
American Euro Pacific Growth Fund	Mutual Fund	54,275	2,491,215
Oppenheimer Developing Markets Fund	Mutual Fund	24,085	992,546
Royce Micro-Cap Fund	Mutual Fund	47,716	827,873
Morley Stable Value Fund	Common / Collective
	Trust Fund	225,443	4,527,962
Wachovia Bank Collective Trust Fund	Common / Collective
Diversified Bond Group Trust II (1)	Trust Fund	48,291	2,028,485
Wachovia Bank Collective Trust Fund	Common / Collective
Enhanced Stock Market II (1)	Trust Fund	58,899	5,849,695
Loans to Participants (1) (5.00% - 10.50% interest rates)	Loans		1,024,500

Total			$43,879,944

(1)	Party-in-interest
(2)	Current value represents contract value
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLORIDA EAST COAST INDUSTRIES, INC.
Salary Deferral Plan

Dated: June 27, 2007	/s/ Bradley D. Lehan Bradley D. Lehan Vice President and Treasurer